Filed pursuant to General Instruction II.K
of Form F-9, File No. 333-174823

Prospectus Supplement

(to the Short Form Base Shelf Prospectus Dated January 11, 2010, as amended by Amendment No. 1, dated June 29, 2011)

US$2,750,000,000

THE BANK OF NOVA SCOTIA

US$1,000,000,000 1.850% Senior Notes due 2015

US$1,250,000,000 2.550% Senior Notes due 2017

US$500,000,000 Floating Rate Senior Notes due 2015

The US$1,000,000,000 1.850% Senior Notes due 2015 (the “2015 Fixed Rate Notes”) offered by this prospectus supplement (this “Prospectus Supplement”) will bear interest at a rate of 1.850% from January 12, 2012 and will mature on January 12, 2015. Interest on the 2015 Fixed Rate Notes will be payable in arrears on January 12 and July 12 of each year, commencing on July 12, 2012 and continuing until January 12, 2015. The US$1,250,000,000 2.550% Senior Notes due 2017 (the “2017 Fixed Rate Notes” and together with the 2015 Fixed Rate Notes, the “Fixed Rate Notes”) offered by this Prospectus Supplement will bear interest at a rate of 2.550% from January 12, 2012 and will mature on January 12, 2017. Interest on the 2017 Fixed Rate Notes will be payable in arrears on January 12 and July 12 of each year, commencing on July 12, 2012 and continuing until January 12, 2017. The US$500,000,000 Floating Rate Senior Notes due 2015 (the “Floating Rate Notes” and together with the Fixed Rate Notes, the “Notes”) offered by this Prospectus Supplement will bear interest at a floating rate equal to 3-month LIBOR plus 1.04% and will mature on January 12, 2015. Interest on the Floating Rate Notes will be payable in arrears on January 12, April 12, July 12 and October 12 of each year, commencing on April 12, 2012 and continuing until January 12, 2015. See “Details of the Offering — Interest”. The Notes will be unsecured and unsubordinated obligations of The Bank of Nova Scotia (the “Bank”) and will constitute deposit liabilities of the Bank for purposes of the Bank Act (Canada) (the “Bank Act”).

Investing in the Notes involves risks. See the “Risk Factors” sections of the accompanying short form base shelf prospectus of the Bank dated January 11, 2010, as amended by Amendment No. 1, dated June 29, 2011 (the “Prospectus”), and this Prospectus Supplement.

The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus Supplement, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the Notes, or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to the Public(1)	Underwriters’ Fees	Net Proceeds to the Bank(1)(2)

Per 2015 Fixed Rate Note	99.997%	0.250%	99.747%
Total	US$999,970,000	US$2,500,000	US$997,470,000

Per 2017 Fixed Rate Note	99.800%	0.350%	99.450%
Total	US$1,247,500,000	US$4,375,000	US$1,243,125,000

Per Floating Rate Note	100.000%	0.250%	99.750%
Total	US$500,000,000	US$1,250,000	US$498,750,000

(1)	Plus accrued interest (if any) from January 12, 2012 to the date of delivery. Accrued interest must be paid by the purchasers.

(2)	Before deduction of expenses estimated at US$100,000.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by the Bank, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Plan of Distribution” in this Prospectus Supplement. The underwriters may sell Notes for less than the initial offering price in circumstances described under “Plan of Distribution.” In addition, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution.”

There is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of their trading prices, the liquidity of the Notes and the extent of issuer regulation. See the “Risk Factors” section in this Prospectus Supplement.

The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank. See “Plan of Distribution.”

The Notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Unless otherwise indicated, all dollar amounts appearing in this Prospectus Supplement are stated in Canadian dollars.

The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 3B7 and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1. The Notes will be ready for delivery through the book-entry facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking, société anonyme, on or about January 12, 2012.

Joint Book-Running Managers

Barclays Capital

BofA Merrill Lynch Citigroup	Scotia Capital Deutsche Bank Securities

Co-Managers

Goldman, Sachs & Co.	J.P. Morgan	Morgan Stanley

UBS Investment Bank	Standard Chartered Bank	Wells Fargo Securities

January 5, 2012

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts, the first part is this Prospectus Supplement, which describes the specific terms of this offering. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to this offering. If information in this Prospectus Supplement is inconsistent with the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference into each of them include important information about the Bank, the Notes being offered and other information investors should know before investing in the Notes.

FORWARD-LOOKING STATEMENTS

The Bank’s public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the SEC, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to the Bank’s credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes, including International Financial Reporting Standards; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion in the Bank’s 2011 Annual MD&A (as defined below), which is incorporated by reference herein and which outlines in detail certain key factors that may affect the Bank’s future results.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

AVAILABLE INFORMATION

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Bank is subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Bank is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Bank’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Bank’s reports and other information filed with or furnished to the SEC since November 2000 are available, and reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR,” as well as from commercial document retrieval services. Any document the Bank files with or furnishes to the SEC may be inspected and, by paying a fee, copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The Bank’s common shares are listed on the New York Stock Exchange and reports and other information concerning the Bank may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus, solely for the purpose of the Notes offered by this Prospectus Supplement. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying Prospectus and reference should be made to the Prospectus for full particulars. In addition to the documents incorporated by reference into the accompanying Prospectus, the following documents have been filed with the Ontario Securities Commission and filed with or furnished to the SEC and are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the Bank’s management proxy circular attached to the Notice of Meeting dated February 8, 2011, prepared in connection with the Bank’s annual meeting of shareholders held on April 5, 2011;

(b)	the Bank’s annual information form dated December 2, 2011 (the “Annual Information Form”), for the year ended October 31, 2011;

(c)	the Bank’s consolidated balance sheets as at October 31, 2011 and October 31, 2010 and the consolidated statements of income, change in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2011, together with the auditors’ report thereon (“2011 Audited Financial Statements”);

(d)	the Bank’s management’s discussion and analysis of financial condition and results of operations for the year ended October 31, 2011 (“2011 Annual MD&A”); and

(e)	the Bank’s material change report dated December 12, 2011.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the accompanying Prospectus or contemplated in this Prospectus Supplement or the accompanying Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

PRESENTATION OF FINANCIAL INFORMATION

The Bank prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from U.S. GAAP. For a discussion of significant differences between Canadian and U.S. GAAP and a reconciliation of the consolidated balance sheet and statement of income, see “Note 30: Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)” in the Bank’s 2011 Audited Financial Statements.

International Financial Reporting Standards (IFRS) replaced current Canadian GAAP for publicly accountable enterprises beginning in 2011. For the Bank, IFRS has become effective for interim and annual periods commencing November 1, 2011 (adoption date), and will include the preparation and reporting of one year of comparative figures, including an opening balance sheet as of November 1, 2010 (transition date). For additional information regarding the Bank’s preparation for the transition to IFRS, see the section entitled “Future accounting changes — Transition to International Financial Reporting Standards (IFRS)” in the 2011 Annual MD&A.

Additionally, the Bank publishes its consolidated financial statements in Canadian dollars. In this Prospectus Supplement, currency amounts are stated in Canadian dollars, unless specified otherwise. References to “$,” “Cdn$” and “dollars” are to Canadian dollars, and references to “US$” are to U.S. dollars.

RISK FACTORS

An investment in Notes of the Bank is subject to certain risks. Before deciding whether to invest in the Notes, investors should carefully consider the risks set out herein and incorporated by reference in this Prospectus Supplement (including subsequently filed documents incorporated by reference herein).

The value of the Notes will be affected by the general creditworthiness of the Bank. Prospective investors should consider the categories of risks identified and discussed in the Bank’s Annual Information Form and the 2011 Annual MD&A which is incorporated herein by reference, including credit risk, market risk, liquidity risk, operational risk, reputational risk and environmental risk.

The Notes will be unsecured and unsubordinated obligations of the Bank and will rank on a parity with all of the Bank’s other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law. Except to the extent regulatory requirements affect the Bank’s decisions to issue more senior debt, there is no limit on the Bank’s ability to incur additional senior debt.

Real or anticipated changes in credit ratings on the Bank’s deposit liabilities may affect the market value of the Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank’s liquidity, business, financial condition or results of operations and, therefore, the Bank’s ability to make payments on the Notes could be adversely affected.

The value of the Notes may be affected by market value fluctuations resulting from factors which influence the Bank’s operations, including regulatory developments, competition and global market activity.

Prevailing interest rates will affect the market value of the Notes. Assuming all other factors remain unchanged, the market value of the Notes will decline as prevailing interest rates for similar debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Notes are new issues of securities and there may be no market through which the Notes may be sold and purchasers may therefore be unable to resell such Notes. In addition, the Bank does not intend to apply for listing or quotation of the Notes on any securities exchange or automated quotation system. These factors may affect the pricing of the Notes in any secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. Reference is made to “Risk Management — Liquidity Risk” in the 2011 Annual MD&A for a discussion of the Bank’s liquidity risk.

There can be no assurance that an active trading market will develop for the Notes after this offering, or if developed, that such a market will be sustained at the offering price of each series of the Notes. While certain of the underwriters intend to make a market in the Notes, the underwriters will not be obligated to do so and may stop their market-making at any time. In addition, any market-making activities will be subject to limits of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act.

If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance, prospects and other factors. Accordingly, you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.

The senior debt indenture governing the Notes does not contain any financial covenants and contains only limited restrictive covenants. In addition, the senior debt indenture will not limit the Bank’s or its subsidiaries’ ability to incur additional indebtedness, issue or repurchase securities, pay dividends or engage in transactions with affiliates. The Bank’s ability to incur additional indebtedness and use its funds for any purpose in the Bank’s discretion may increase the risk that the Bank will be unable to service its debt, including paying its obligations under the Notes.

The Notes and the related senior debt indenture will be governed by, and construed in accordance with, the laws of the State of New York (other than certain limited provisions that will be governed by the law of the Province of Ontario and applicable laws of Canada). Generally, in an action commenced in a Canadian court for the enforcement of the senior debt indenture or the Notes, a plaintiff will be required to prove those non-Canadian laws as a matter of fact by the evidence of persons who are experts in those laws.

DETAILS OF THE OFFERING

The following description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description set forth under the heading “Description of the Debt Securities” in the Prospectus and should be read in conjunction with such description. As used in this description, the terms “the Bank,” “we,” “us” and “our” refer only to The Bank of Nova Scotia and not to any of its subsidiaries. All capitalized terms used under this heading “Details of the Offering” that are not defined herein have the meanings ascribed thereto in the Prospectus.

General

The following is a description of the terms of the (i) US$1,000,000,000 1.850% Senior Notes due 2015, (ii) US$1,250,000,000 2.550% Senior Notes due 2017 and (iii) US$500,000,000 Floating Rate Senior Notes due 2015 offered by this Prospectus Supplement (which are referred to in this Prospectus Supplement collectively as the “Notes” and in the Prospectus as “Debt Securities”). The Notes are part of the Debt Securities registered by us with the SEC and qualified for distribution in the Province of Ontario and which are to be issued on terms that will be determined at the time of sale. The Notes will constitute our unsecured and unsubordinated obligations and will constitute deposit liabilities of the Bank for purposes of the Bank Act and will rank on a parity with all of our other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law, and prior to all of our subordinated debt. The Notes are to be issued under a senior debt indenture among us, Computershare Trust Company, N.A., as United States trustee, and Computershare Trust Company of Canada, as Canadian trustee, which is more fully described in the Prospectus under the heading “Description of the Debt Securities.”

Payment of the principal and interest on the Notes will be made is U.S. dollars. We will pay interest, principal and any other money due on the Notes at the corporate trust office of Computershare Trust Company, N.A., 350 Indiana St., Suite 750, Golden, Colorado 80401, or such other office as may be agreed upon. Holders of Notes must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

The Notes are not entitled to the benefits of any sinking fund.

The provisions of the senior debt indenture relating to defeasance and covenant defeasance (described under the heading “Description of the Debt Securities — Defeasance” in the Prospectus) will apply to the Notes.

The Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess of such amount. Upon issuance, the Notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company, as depositary. You may elect to hold interests in the global notes through either the depositary (in the United States), Clearstream or Euroclear, or indirectly through organizations that are participants in such systems. See “Legal Ownership and Book-Entry Issuance” in the Prospectus.

Maturity

The 2015 Fixed Rate Notes will mature on January 12, 2015. The 2017 Fixed Rate Notes will mature on January 12, 2017. The Floating Rate Notes will mature on January 12, 2015.

Interest

Fixed Rate Notes

The 2015 Fixed Rate Notes will bear interest from and including January 12, 2012 at a rate equal to 1.850%. The 2017 Fixed Rate Notes will bear interest from and including January 12, 2012 at a rate equal to 2.550%. We will pay interest on the Fixed Rate Notes in arrears on January 12 and July 12 of each year, beginning July 12, 2012 (each, a “Fixed Rate Notes Interest Payment Date”), and on the maturity date. Interest will be payable on each Fixed Rate Notes Interest Payment Date to the persons in whose name the Fixed Rate Notes are registered at the close of business on the preceding December 28 or June 27, whether or not a business day. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable. If any Fixed Rate Notes Interest Payment Date or the maturity date falls on a day that is not a business day, we will postpone the making of such interest payment to the next succeeding business day (and no interest will be paid in respect of the delay). A “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York, New York or Toronto, Ontario.

Interest on the Fixed Rate Notes will accrue from and including January 12, 2012 to but excluding the first Fixed Rate Notes Interest Payment Date and then from and including each Fixed Rate Notes Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Fixed Rate Notes Interest Payment Date or the maturity date, as the case may be.

Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Floating Rate Notes

The Floating Rate Notes will bear interest for each Interest Period (as defined below) at a rate determined by the calculation agent. The calculation agent is Computershare Trust Company, N.A. until such time as we appoint a successor calculation agent. The interest rate on the Floating Rate Notes for a particular Interest Period will be a per annum rate equal to 3-month LIBOR as determined on the Interest Determination Date (as defined below) plus 1.04%. The Interest Determination Date for an Interest Period will be the second London business day preceding the first day of such Interest Period. Promptly upon determination, the calculation agent will inform the Trustee and us of the interest rate for the next Interest Period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Notes will be paid to but excluding the relevant interest payment date. We will make interest payments on the Floating Rate Notes quarterly in arrears on January 12, April 12, July 12 and October 12 of each year, beginning on April 12, 2012 (each, a “Floating Rate Notes Interest Payment Date”). Interest will be payable on each Floating Rate Notes Interest Payment Date to the persons in whose name the Floating Rate Notes are registered at the close of business on the preceding December 28, March 28, June 27 or September 27, whether or not a business day. Interest on the Floating Rate Notes will accrue from and including January 12, 2012, to but excluding the first Floating Rate Notes Interest Payment Date and then from and including the immediately preceding Floating Rate Notes Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Floating Rate Notes Interest Payment Date or maturity date, as the case may be. We refer to each of these periods as an “Interest Period”. The amount of accrued interest that we will pay for any Interest Period can be calculated by multiplying the principal amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from January 12, 2012, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If a Floating Rate Notes Interest Payment Date falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the Floating Rate Notes Interest Payment Date shall be the immediately preceding business day.

On any Interest Determination Date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least US$1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM”.

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least US$1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable Interest Period in an amount of at least US$1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next Interest Period will be set equal to the rate of LIBOR for the then current Interest Period.

Upon request from any holder of Floating Rate Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Notes for the current Interest Period and, if it has been determined, the interest rate to be in effect for the next Interest Period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Payment of Additional Amounts

All payments made by or on behalf of the Bank under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian taxes”), unless the Bank is required to withhold or deduct Canadian taxes by law or by the interpretation or administration thereof. If the Bank is so required to withhold or deduct any amount for or on account of Canadian taxes from any payment made under or with respect to the Notes, we will pay to each holder of Notes as additional interest such additional amounts (“additional amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian taxes on such additional amounts) will not be less than the amount such holder would have received if such Canadian taxes had not been withheld or deducted, except as described below. However, no additional amounts will be payable with respect to a payment made to a holder (such holder, an “excluded holder”) in respect of the beneficial owner thereof:

•	with which the Bank does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•

which is subject to such Canadian taxes by reason of the holder being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

•

which is subject to such Canadian taxes by reason of the holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that the Bank advises the Trustees and the holders of the Notes then outstanding of any change in such requirements);

•	with respect to any estate, inheritance, gift, sale, transfer, personal property or similar tax or other governmental charge; or

•

which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that the Canadian taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Notes.

The Bank will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Bank will furnish to the holders of the Notes, within 60 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person.

The Bank will indemnify and hold harmless each holder of Notes (other than an excluded holder) from and against, and upon written request reimburse each such holder for the amount (excluding any additional amounts that have previously been paid by the Bank with respect thereto) of:

•	any Canadian taxes so levied or imposed and paid by such holder as a result of payments made by or on behalf of the Bank under or with respect to the Notes;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian taxes on such holder’s net income.

In any event, no additional amounts or indemnity amounts will be payable under the provisions described above in respect of any Note in excess of the additional amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Note were a resident of the United States for purposes of and was entitled to the benefits of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of additional amounts and indemnity amounts discussed in the preceding sentence, the additional amounts or indemnity amounts received by certain holders of Notes may be less than the amount of Canadian taxes withheld or deducted or the amount of Canadian taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of Notes will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian taxes or had such Canadian taxes (and related amounts) not been levied or imposed.

Wherever in the senior debt indenture governing the terms of the Notes there is mentioned, in any context, the payment of principal, interest, if any, or any other amount payable under or with respect to a Note, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

In the event of the occurrence of any transaction or event resulting in a successor to the Bank, all references to Canada in the preceding paragraphs of this subsection shall be deemed to be references to the jurisdiction of organization of the successor entity.

Tax Redemption

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes as described under “ — Payment of Additional Amounts;” or

•

on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that, in the case of any announced prospective change, such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes ranking pari passu with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the Notes and have the same terms as to status or otherwise as the Notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. federal income tax considerations applicable to the purchase, ownership and disposition of the Notes by a U.S. Holder (as defined below) that purchases Notes pursuant to this offering at the public offering price on the cover page of this Prospectus Supplement and that holds Notes as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be applicable to particular U.S. Holders in light of their particular circumstances, nor does it deal with U.S. Holders that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, traders in securities that elect to use a mark-to-market method of accounting, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, persons holding Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. expatriates, persons subject to the alternative minimum tax provisions of the Code and persons whose “functional currency” is not the U.S. dollar. This discussion does not cover any state, local, or non-U.S. tax consequences. This discussion is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code, all as currently in effect as of the date hereof, all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences that are different from those discussed below. This summary is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a Note that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds a Note, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A partnership or a partner of a partnership holding a Note should consult its own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes.

This summary is for general information purposes only, and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder. Prospective purchasers of the Notes are urged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws, and the application of the laws of any state, local or non-U.S. taxing jurisdiction, as well as any non-income tax laws, to their particular situations.

Interest on the Notes

Interest on a Note generally will be includable in income by a U.S. Holder as ordinary income at the time the interest is paid or accrued in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, interest income on a Note will constitute foreign source income and will be considered passive category income or, in certain circumstances, general category income. The rules governing the U.S. foreign tax credit are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of U.S. foreign tax credits under their particular circumstances.

Sale, Exchange or Other Disposition of the Notes

Upon the sale, exchange or other disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange or other disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as described above under “ —Interest on the Notes”) and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be its cost. Such gain or loss will constitute a long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year. Long-term capital gains of non-corporate taxpayers (including individuals) may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. For U.S. foreign tax credit purposes, such gain or loss will constitute U.S. source income.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, certain owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. Owners who fail to comply with these information reporting requirements may be subject to penalties. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (which would include debt of a foreign financial institution that is not regularly traded on an established securities market such as the Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to a U.S. Holder with respect to payments of principal and interest on a Note and to payments of the proceeds of a sale or other disposition, unless such U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as beneficial owner, Notes, including entitlements to all payments thereunder, pursuant to this offering and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada, deals at arm’s length with the Bank and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Notes and does not use or hold, and is not deemed to use or hold, the Notes in a business carried on in Canada and does not receive any payment of interest on the Notes in respect of a debt or other obligation to pay an amount to a person with whom the Bank does not deal at arm’s length (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.

On March 16, 2011, the Department of Finance released draft legislation imposing withholding tax on interest (other than “fully exempt interest”) paid in respect of a debt or other amount owing to a person with whom the payer does not deal at arm’s length (the “March 16 Tax Proposal”). Interest on the Notes will not be “fully exempt interest” for this purpose. Based upon the Backgrounder and Explanatory Notes accompanying the March 16 Tax Proposal, the expressed intention of the Department of Finance was to impose withholding tax in certain circumstances where entitlement to interest is “stripped” from an underlying debt obligation. Interest on the Notes is paid to the registered holder of the Note and the Notes do not provide for stripping of entitlement to interest. However, the March 16 Tax Proposal is more broadly worded and its scope is unclear. Taking into account counsel’s understanding of the intended scope of the March 16 Tax Proposal, this summary assumes that no amount paid or credited on the Notes as, on account or in lieu of payment of, or in satisfaction of, interest will be in respect of a debt or other obligation to pay an amount to a person with whom the payer does not deal at arm’s length.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this Prospectus Supplement, the underwriters listed in the table below have severally agreed to purchase, and we have agreed to sell to them, the principal amount of the Notes set forth opposite each underwriter’s name below.

Underwriter	Principal Amount of 2015 Fixed Rate Notes		Principal Amount of 2017 Fixed Rate Notes		Principal Amount of Floating Rate Notes
Barclays Capital Inc.	US$	200,000,000	US$	250,000,000	US$	100,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		180,000,000		225,000,000		90,000,000
Scotia Capital (USA) Inc.		180,000,000		225,000,000		90,000,000
Citigroup Global Markets Inc.		130,000,000		162,500,000		65,000,000
Deutsche Bank Securities Inc.		110,000,000		137,500,000		55,000,000
Goldman, Sachs & Co.		35,000,000		43,750,000		17,500,000
J.P. Morgan Securities LLC		35,000,000		43,750,000		17,500,000
Morgan Stanley & Co. LLC		35,000,000		43,750,000		17,500,000
UBS Securities LLC		35,000,000		43,750,000		17,500,000
Standard Chartered Bank		30,000,000		37,500,000		15,000,000
Wells Fargo Securities, LLC		30,000,000		37,500,000		15,000,000

Total	US$	1,000,000,000	US$	1,250,000,000	US$	500,000,000

The Notes are being offered by the underwriters subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose initially to offer the Notes to the public at the public offering prices on the cover page of this Prospectus Supplement. The underwriters may offer the 2015 Fixed Rate Notes to dealers at the public offering price for the 2015 Fixed Rate Notes less a concession not in excess of 0.150% of the principal amount per 2015 Fixed Rate Note. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the 2015 Fixed Rate Notes to other dealers. The underwriters may offer the 2017 Fixed Rate Notes to dealers at the public offering price for the 2017 Fixed Rate Notes less a concession not in excess of 0.200% of the principal amount per 2017 Fixed Rate Note. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the 2017 Fixed Rate Notes to other dealers. The underwriters may offer the Floating Rate Notes to dealers at the public offering price for the Floating Rate Notes less a concession not in excess of 0.150% of the principal amount per Floating Rate Note. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the Floating Rate Notes to other dealers. After the initial public offering of the Notes, the underwriters may change the public offering price and discount to broker-dealers.

The expenses of the offering, not including the underwriting commissions, are estimated to be US$100,000 and are payable by the Bank.

The Notes are new issues of securities with no established trading market. The underwriters intend to make a secondary market for the Notes. However, they are not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. If a trading market develops, no assurance can be given as to how liquid that trading market for the Notes will be.

The Bank has agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Over-allotment involves sales by the underwriters of Notes in excess of the principal amount of the Notes the underwriters are obligated to purchase, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. Penalty bids permit the underwriters to reclaim a selling concession from a broker-dealer when the Notes originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate principal amount of the Notes offered pursuant to this Prospectus Supplement. It is anticipated that the maximum commission or discount to be received in any particular offering of Notes will be significantly less than this amount.

In the ordinary course of business, the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services for the Bank for customary fees. The underwriters and/or their affiliates may provide such services to the Bank in the future.

We expect that delivery of the Notes will be made against payment therefor on or about the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

Conflicts of Interest

Because Scotia Capital (USA) Inc. is an affiliate of the Bank and is participating in the distribution of the Notes in this offering as an underwriter, Scotia Capital (USA) Inc. has a “conflict of interest” as defined in FINRA Rule 5121. Consequently, this offering is being conducted in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA. Scotia Capital (USA) Inc. is not permitted to sell Notes in this offering to accounts over which discretionary control is exercised without the prior specific written authority of the accountholder.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offering Restrictions

This Prospectus Supplement does not constitute an offer of the Notes, directly or indirectly, in Canada or to residents of Canada. Each underwriter has represented and agreed that it has not offered or sold, directly or indirectly, and that it will not, directly or indirectly, offer, sell or deliver, any of the Notes in or from Canada or to any resident of Canada. Each underwriter has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Notes that may be entered into by such underwriter. In order to be qualified for sale in the United States pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada, the Notes offered under this Prospectus Supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The Notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Prospectus Supplement to the public other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of Notes described in this Prospectus Supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This Prospectus Supplement and the accompanying Prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “Relevant Person”). This Prospectus Supplement and the accompanying Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Hong Kong

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes offered in this Prospectus Supplement have not been registered under the Securities and Exchange Law of Japan. The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore

This Prospectus Supplement and the accompanying Prospectus have not been registered as a Prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement, the accompanying Prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

USE OF PROCEEDS

The net proceeds to the Bank from the sale of the Notes, after deducting the estimated expenses of the issue and the underwriters’ commissions, will amount to approximately US$2,739,245,000. Such net proceeds will be added to the Bank’s funds and will be used for general business purposes.

TRADING PRICE AND VOLUME OF THE BANK’S SECURITIES

The following table sets out the price range and trading volume of the Bank’s securities on the Toronto Stock Exchange (as reported by Bloomberg) for the period indicated.

		Preferred Shares
	Common Shares	Series 12	Series 13	Series 14	Series 15	Series 16	Series 17	Series 18	Series 20	Series 22	Series 24(1)	Series 26	Series 28	Series 30(2)	Series 32(3)
January 2011
— High Price ($)	57.17	25.12	24.50	23.55	23.30	25.26	25.80	26.44	26.35	26.74		27.60	27.60	25.35	n.a.
— Low Price ($)	55.38	24.54	23.31	22.01	22.00	24.51	25.05	25.90	26.00	26.05		27.00	27.16	24.90	n.a.
— Volume (‘000)	74,897	408	247	373	515	347	167	146	492	254		519	298	424	n.a.
February 2011
— High Price ($)	61.28	25.31	24.65	24.24	24.13	25.23	25.82	26.17	26.28	26.24		27.74	27.84	25.14	24.85
— Low Price ($)	56.63	24.96	24.12	23.26	23.18	24.99	25.51	25.83	26.00	26.01		26.86	26.99	24.71	23.00
— Volume (‘000)	70,336	186	366	347	756	247	139	203	174	355		202	147	206	16,088
March 2011
— High Price ($)	60.43	25.75	25.00	24.25	24.29	25.73	26.26	26.36	26.40	26.60	–	27.88	27.85	25.15	24.86
— Low Price ($)	56.71	25.10	24.00	23.38	23.33	25.05	25.52	26.00	25.97	26.10	–	27.11	27.20	24.76	24.18
— Volume (‘000)	93,514	166	356	276	452	239	271	336	201	223	–	212	455	282	78
April 2011
— High Price ($)	59.85	25.54	24.95	24.10	24.10	25.51	26.06	26.20	26.18	26.43	–	27.63	27.39	25.13	24.55
— Low Price ($)	56.25	24.97	24.08	23.61	23.65	25.00	25.50	25.90	25.88	25.91	–	27.01	27.06	24.72	24.31
— Volume (‘000)	59,055	184	402	298	298	352	318	227	261	236	–	118	267	253	123
May 2011
— High Price ($)	59.73	25.62	25.15	24.95	24.89	25.79	26.50	26.20	26.35	26.37	–	27.55	27.49	25.31	25.50
— Low Price ($)	57.00	25.27	24.85	24.00	23.94	25.25	25.77	25.90	26.04	26.01	–	27.13	27.14	24.90	24.40
— Volume (‘000)	56,641	184	290	401	362	243	214	103	330	378	–	146	231	297	35
June 2011
— High Price ($)	59.70	25.88	25.45	25.09	24.98	25.96	26.67	26.30	26.49	26.46	–	27.62	27.54	25.60	25.23
— Low Price ($)	56.61	25.30	24.81	24.45	24.39	25.56	26.00	25.85	26.00	25.81	–	27.00	26.91	25.00	24.75
— Volume (‘000)	66,855	262	205	403	448	255	156	848	239	153	–	263	376	260	73
July 2011
— High Price ($)	58.44	25.69	25.45	24.98	25.00	25.91	26.49	26.08	26.27	26.25	–	27.33	27.24	25.65	24.83
— Low Price ($)	53.77	25.35	24.96	24.25	24.44	25.51	25.75	25.75	25.75	25.96	–	27.07	26.98	25.02	23.65
— Volume (‘000)	54,889	130	153	261	325	212	251	333	254	108	–	368	183	221	2,663
August 2011
— High Price ($)	54.96	25.97	25.55	25.10	25.10	26.07	26.61	26.07	26.18	26.19	–	27.35	27.40	25.40	25.70
— Low Price ($)	49.00	25.09	24.43	24.20	24.10	25.31	25.92	25.60	25.72	25.65	–	26.70	26.85	24.95	24.25
— Volume (‘000)	95,540	210	219	516	502	343	112	708	686	120	–	652	285	192	106
September 2011
— High Price ($)	54.88	26.09	25.69	25.41	25.40	26.34	26.94	26.15	26.23	26.30	–	27.49	27.59	25.45	25.49
— Low Price ($)	49.12	25.74	25.18	24.97	25.00	25.80	26.45	25.61	25.68	25.75	–	26.80	26.88	25.01	24.90
— Volume (‘000)	83,383	138	159	310	515	182	172	210	140	396	–	303	189	185	58
October 2011
— High Price ($)	53.58	25.88	25.64	25.41	25.35	26.14	26.76	25.92	26.24	26.18	–	27.14	27.10	25.25	25.08
— Low Price ($)	49.00	25.33	24.95	24.78	24.94	25.55	26.25	25.44	25.51	25.65	–	26.52	26.63	24.95	24.50
— Volume (‘000)	72,325	127	130	321	237	568	113	106	239	249	–	241	115	219	951
November 2011
— High Price ($)	53.07	26.15	25.74	25.75	25.94	26.60	26.95	26.07	26.35	26.33	–	27.33	27.44	25.40	25.12
— Low Price ($)	48.01	25.53	25.32	25.06	25.12	26.00	26.43	25.70	25.85	26.00	–	27.00	26.93	25.03	24.80
— Volume (‘000)	65,376	120	122	230	237	350	104	278	177	161	–	168	232	275	583
December 2011
— High Price ($)	52.58	26.49	26.00	26.36	26.19	27.22	27.10	26.22	26.19	26.28	–	27.49	27.59	25.25	25.20
— Low Price ($)	47.54	25.70	25.37	25.32	25.40	26.32	26.70	25.68	25.70	25.92	–	27.01	27.05	24.95	24.81
— Volume (‘000)	83,480	146	90	150	156	140	201	162	196	79	–	158	229	144	546
January 1, 2012 to January 4, 2012
— High Price ($)	52.23	26.30	25.85	26.00	25.98	26.50	26.92	25.97	25.99	26.05	–	27.27	27.17	25.30	25.10
— Low Price ($)	51.07	26.24	25.57	25.82	25.80	26.35	26.85	25.75	25.76	25.92	–	26.90	27.04	25.08	24.95
— Volume (‘000)	6,160	18	7	6	11	4	9	8	2	4	–	57	3	11	18

(1) The Preferred Shares, Series 24 were issued on December 12, 2008 by the Bank to Sun Life Financial Inc. as partial consideration for the acquisition by the Bank of trust units of CI Financial Income Fund (now CI Financial Corp.).

(2) The Preferred Shares Series 30 were issued on April 12, 2010.

(3) The Preferred Shares Series 32 were issued on February 1, 2011.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Notes will be passed upon, on behalf of the Bank, by Osler, Hoskin & Harcourt LLP, the Bank’s Canadian and U.S. counsel. Certain legal matters will be passed upon for the underwriters by Sullivan & Cromwell LLP, the underwriters’ U.S. counsel. As of the date of this Prospectus Supplement, the partners, associates and counsel of Osler, Hoskin & Harcourt LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of any class of the Bank or of any associate or affiliate of the Bank.

INDEPENDENT AUDITORS

KPMG LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Auditors’ Report to Shareholders with respect to the consolidated balance sheet of the Bank as at October 31, 2011 and 2010 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2011. KPMG LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder. The audited consolidated financial statements of the Bank for each of the years in the three-year period ended October 31, 2011 incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the report of KPMG LLP, independent accountants.

US$2,750,000,000

The Bank of Nova Scotia

US$1,000,000,000 1.850% Senior Notes due 2015

US$1,250,000,000 2.550% Senior Notes due 2017

US$500,000,000 Floating Rate Senior Notes due 2015

PROSPECTUS SUPPLEMENT

January 5, 2012

Joint Book-Running Managers

Barclays Capital

BofA Merrill Lynch

Scotia Capital

Citigroup

Deutsche Bank Securities

Co-Managers

Goldman, Sachs & Co.

J.P. Morgan

Morgan Stanley

UBS Investment Bank

Standard Chartered Bank

Wells Fargo Securities